EXHIBIT 99.1

Service Expertise Integrity

NORTHERN TRUST CORPORATION

Frederick H. Waddell
President &
Chief Executive Officer

June 17, 2008

William Blair & Company
28th Annual Growth Stock Conference

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2007 financial annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

NTRS: Relationship Driven, Client-Centric Business Model


Our Clients
Pension Funds
Large Corporations
Investment Management Firms
Insurance Companies
Government Agencies
Taft-Hartley
Foundations / Endowments / Healthcare
Families
Family Foundations
Family Offices
Individuals
Privately Held Businesses
Corporate & Institutional Services
Personal Financial Services
Northern Trust Global Investments
Worldwide Operations & Technology

Service Expertise Integrity

Personal Financial Services

Northern Trust

Extensive Reach in High Growth Affluent Market

85 PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.



Washington (1)
Minnesota (1)
Wisconsin (1)
Michigan (3)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Nevada (1)
Illinois (19)
Ohio (1)
Colorado (1)
Missouri (1)
California (11)
Georgia (1)
Arizona (8)
Texas (7)
Florida (25)

Projected Annual Household Growth Rates

2007 - 2012 by Household Asset Size



7.1%
11.3%
15.5%
$1 - 5 MM
$5 - 200 MM
$200+ MM

Source: Claritas

Integrated Teams Serving Client Segments

Offering clients needs-based solutions.


Wealth Management
The recognized leader in providing sophisticated financial solutions to the world's wealthiest families.
Family Advisory
Serving as clients' family office, providing sophisticated investment advisory, asset servicing, and family services.
Wealth Advisory
Delivering comprehensive, advice-driven financial solutions through an integrated team of specialists.
Private Client
Delivering high-touch trust, investment management and banking solutions to individuals through integrated teams.
$200 MM
$50 MM
$5 MM
$1 MM
Holistic Solutions
Integrated Teams

Addressing Clients' Complex Financial Goals

Integrated approach and comprehensive capabilities.

Building and Managing Wealth

- **Grow Assets**
  - Proprietary and Third-party Investment Managers
  - Active Index Strategies
  - Alternative Investments
- **Manage Risk**
  - Asset Diversification
  - Single-stock Concentration
  - Hedging Strategies
  - Stock Option Planning
- **Tax Liability Management**
  - Tax Sensitive Investing
  - Tax Loss Harvesting
  - Investment Vehicle Selection
- **Liquidity Management**
  - Deposit Services
  - Custom Lending
  - Short Term Cash Management Vehicles

Protecting and Transferring Wealth

- **Protect and Preserve Wealth**
  - Wealth Transfer Planning
  - Customized Trust Solutions
- **Transition Wealth**
  - Estate Settlement Services
  - Guardianship Services
- **Plan for Special Assets**
  - Family Business
  - Manage Non-Financial Assets

Creating a Legacy

- **Reinforce Family Values**
  - Family Education
  - Family Mission Statement
  - Advanced Wealth Transfer Strategies
- **Establish a Charitable Giving Tradition**
  - Implement a Tailored Philanthropic Strategy
  - Balance Charitable Giving with the Financial Needs of the Family
  - Ensure Tax-Efficiency of Philanthropic Vehicles

Our Focus on the Affluent Market is Unmatched

Private Client Revenues

As a Percentage of Total Company Revenues,
Full Year 2007


42%
35%
30%
16%
12%
10%
10%
9%
5%
Northern Trust
Merrill Lynch*
Wilmington Trust
Citigroup
Bank of America
Bank of NY Mellon
Goldman Sachs
JP Morgan Chase
Wachovia

Source: Company Fourth Quarter 2007 Earnings Release reports; *Merrill Lynch percentage based on 2006 data

Largest Personal Trust Provider in the U.S.

The Largest Personal Trust Bank in the U.S.



	Personal Trust Assets ($ Billions)
1. Northern Trust	**$205.3**
2. Bank of America	127.5
3. JPMorgan Chase	84.5
4. Citigroup	69.9
5. Wachovia	61.9
6. Bank of NY Mellon	50.7
7. U.S. Bancorp	42.9
8. Wells Fargo	42.2
9. PNC Financial	35.3
10. SunTrust	27.3

Source: SNL Financial; As of December 31, 2007

Northern Trust

Service Expertise Integrity

Personal Financial Services

Significant Success in Growing Client Assets

PFS
Assets Under Management
($ Billions)



$59
$73
$92
$98
$94
$88
$104
$110
$117
$135
$148
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

AUM 10-Year CAGR: 10%

S&P500 10-Year CAGR: 4%

PFS
Assets Under Custody
($ Billions)



$96
$121
$148
$163
$160
$151
$185
$209
$226
$282
$332
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

AUC 10-Year CAGR: 13%

S&P500 10-Year CAGR: 4%

Northern Trust

Service Expertise Integrity

Service

Expertise

Integrity

Corporate & Institutional Services

Northern Trust

Market Opportunities Continue to Grow

Total Market: $161 Trillion(1)
Total Assets Under Custody Worldwide: $90 Trillion(2)

North America	***Europe, Middle East & Africa***	***Asia Pacific***
$60 Trillion	**$60 Trillion**	**$41 Trillion**


Canada
$4 Trillion
U.S.
$56 Trillion
U.K.
$10 Trillion
Western Europe
$43 Trillion
Other
$7 Trillion
Japan
$19 Trillion
Emerging Asia
$14 Trillion
Other
$8 Trillion

(1) McKinsey & Company – Mapping the Global Capital Market, Fourth Annual Report, January 2008; Excludes $6 trillion of South American assets

(2) YE 2007 competitor earnings releases & The Greensted Report, Fall 2007 – Top 10 custodians

Corporate & Institutional Services

Strategically Positioned to Succeed in Three Dynamic Regions

North America

Europe, Middle East & Africa

Asia Pacific


Chicago
Toronto
London
Amsterdam
Dublin
Limerick
Guernsey
Jersey
Luxembourg
Abu Dhabi
Beijing
Tokyo
Hong Kong
Bangalore
Singapore
Melbourne

Northern Trust

Service Expertise Integrity

Actively Pursuing Mandates Across Multiple Markets



Canada
United Kingdom
Norway
Switzerland
Finland
Sweden
Germany
Luxembourg
UAE
China
Ireland
U.S.A.
Guernsey and Jersey
Thailand
South Korea
Macau
Netherlands
Taiwan
Cayman Islands
Philippines
Puerto Rico
Malaysia
Guam
Tunisia
Singapore
Hong Kong
New Zealand
Kuwait
Qatar
Australia
Bahrain
Saudi Arabia

Northern Trust

Service | Expertise | Integrity

Asset Servicing Solutions

Full array of capabilities to meet the needs of sophisticated institutional investors.

Asset Management
- Active
- Quantitative
- Investment outsourcing
- Liability driven investing
- Manager of managers
- Hedge funds
- Private equity
- Transition management

Asset Enhancement
- Cross-border pooling
- Trade execution
- Cash management
- Securities lending
- Foreign exchange
- Commission management

Asset Reporting
- Investment accounting
- Reporting and valuation
- Performance analytics
- Risk monitoring and reporting
- Trade execution analysis
- Data warehouse

Asset Administration
- Fund accounting
- Transfer agency
- Corporate secretarial
- Trustee
- Investment operations outsourcing

Asset Processing
- Safekeeping
- Settlement
- Derivatives processing
- Income collection
- Corporate actions
- Tax reclamation

Strong Presence in Target Institutional Segments

Pension Plans

Of the Top	Northern Serves
100 U.S. Corporate Plans	40%
200 U.S. Funds	40%
200 U.K. Funds	29%

Public Funds / Taft-Hartley

Of the Top	Northern Serves
25 Taft-Hartley Funds	40%
100 U.S. Public Funds	37%
U.K. Local Authority	30%

Foundations, Endowments, and Healthcare

Of the Top	Northern Serves
50 U.S. Foundations	30%
50 U.S. Endowments	26%
50 U.S. Healthcare Funds	36%

Fund Administration

- Serves 27% of the Top 200 Asset Managers in the world
- #1 Provider of Offshore Private Equity Fund Administration services in Europe
- Fund Administrator for more funds in Ireland and Guernsey than any other provider

Source: Pensions and Investments 21 January 2008 (US Pensions), 24 December 2007 (Foundations & Endowments), 28 May 2007 (Asset Managers); Pension Funds and Their Advisors, 2007 (UK Funds); Money Market Directory, 2007 (Healthcare Funds); Lipper Fitzrovia Dublin Fund Encyclopaedia, Administrators, 2006/2007; Lipper Fitzrovia Guernsey Fund Encyclopaedia, Administrators, 2006/2007.

Significant Success in Growing Client Assets

C&IS
Assets Under Custody
($ Trillions)


$1.0
$1.1
$1.4
$1.5
$1.5
$1.3
$1.9
$2.3
$2.7
$3.3
$3.8
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

AUC 10-Year CAGR: 15%

S&P500 10-Year CAGR: 4%

C&IS
Global Custody Assets
($ Trillions)


$0.1
$0.2
$0.3
$0.4
$0.5
$0.5
$0.7
$1.0
$1.2
$1.7
$2.1
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

GCA 10-Year CAGR: 30%

EAFE 10-Year CAGR: 7%

Service

Expertise

Integrity

Northern Trust
Global Investments

Northern Trust

Top Tier Investment Manager

	Rankings	
Markets Served	8th Largest Manager	Worldwide Institutional Assets
	5th Largest Manager	U.S. Institutional Tax-Exempt Assets
	4th Largest Manager	Defined Benefit Assets
	3rd Largest Manager	Multi-Manager - U.S. Institutional Assets
Investment Strategy	3rd Largest Manager	Passive Domestic Indexed Equity
	3rd Largest Manager	Passive Domestic Indexed Bonds
	3rd Largest Manager	Passive International Indexed Securities

Source: *Pensions & Investments* 2007 Special Report on Asset Managers, data as of December 31, 2006.
Multi-manager Ranking Source: Cerulli Associates, 2005

A World Class Investment Manager

Assets Under Management: $778.6 Billion

(As of March 31, 2008)

Diversified Across…

…Asset Classes


Short Duration $387 Billion
Equities $283 Billion
Fixed Income $98 Billion
Other $11 Billion

…Client Segments


Personal $146 Billion
Institutional $633 Billion

…Investment Styles


Active $457 Billion
Quantitative $281 Billion
Manager of Managers $41 Billion

A Full Array of Proprietary and External Investment Solutions

	Proprietary Active Strategies	Proprietary Quantitative Strategies	Manager of Manager Strategies
Equities			
Large-Cap	■	■	■
Mid-Cap	■	■	■
Small-Cap	■	■	■
International	■	■	■
Tax Advantaged	■	■	■
Fixed Income			
Core	■	■	■
International	■	■	■
Municipals	■		
Cash	■		
Enhanced Cash	■		
High Yield	■		
Alternatives			
Private Equity			■
Hedge Funds			■
Emerging Markets			■
Emerging / Minority			■

Investment Services

- Securities Lending
- Transition Management
- Commission Recapture
- Securities Brokerage
- Investment Plan Outsourcing

Northern Trust is the only asset management firm that operates – with scale – across active, passive and manager of manager disciplines.

Northern Trust

Northern Trust Global Investments

Positioned for Global Growth

Extensive presence through worldwide client base and distribution relationships.


Northern Trust Offices
Institutional Distribution Agreements
United States
(85 PFS Offices)
New York
Canada
Scotia
McLeod
Ireland
Pensco
United
Kingdom
Nordics
Nordea
Netherlands
China
Japan
RBS/
Mitsubishi/
Resona
Trust
Taiwan
Hong
Kong
Singapore
United States
Investment Only
(10 Distributors)
France
Groupama
Abu
Dhabi
Thailand
Bangkok
Bank
Melbourne

Northern Trust

Service | Expertise | Integrity

Significant Success in Growing Client Assets

Assets Under Management

($ Billions)

12/31/97 to 3/31/08	CAGR
Northern Trust	**14%**
S&P 500	3%


$197
$233
$292
$326
$320
$303
$479
$572
$618
$697
$757
$779
Acquired $75 of
Index Assets
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
3/31/08

Northern Trust

Service Expertise Integrity

Service Expertise Integrity

Current Topics of Interest

Northern Trust

Current Environment

The environment beginning in the summer of 2007 and continuing today has been characterized by uncertainty, complexity and volatility.

UNCERTAINTY

- "Until the housing market, and particularly house prices, shows clearer signs of stabilization, growth risks will remain to the downside. Recent increases in oil prices pose additional downside risks to growth." Ben Bernanke, Chairman of the Board of Governors of the U.S. Federal Reserve, June 3, 2008

COMPLEXITY

- "The risk of subprime mortgages has been dispersed to Europe and Asia, and within the euro area, bank losses were relatively widely spread." Imene Rahmouni-Rousseau, Head of the Financial Stability Division, French Central Bank, June 5, 2008

VOLATILITY

- S&P 500: 27 notable daily moves from July 2007 through March 2008
- Senior management shakeups at major global banks and brokerage firms continue

Northern Trust

Strong Performance in 2007, Despite Tumultuous Environment

Northern Trust:

- **No** securities or leveraged loan **write-downs**
- Credit quality improved: **nonperforming assets decreased** and **reserve ratios improved**
- Operating EPS: Completed **12th consecutive quarter** of double-digit, year-over-year growth
- Common Equity: Completed **79th consecutive quarter** of growth
- **Record** operating net income, up 23% vs 2006
- **Record** total revenues, up 17% vs 2006
- **Strong 17% growth** in assets under custody vs 2006
- **Strong 9% growth** in assets under management vs 2006

Northern Trust

Service Expertise Integrity

Strong Performance Continued in First Quarter 2008

- **Tumultuous environment** continued in First Quarter 2008
  - 3/31/08 vs 3/31/07: S&P 500 -6.9%; EAFE -16.9%

Northern Trust:

- **Record** operating net income, up 24% vs First Quarter 2007
- **Record** total revenues, up 19% vs First Quarter 2007
- 6% **growth** in assets under custody vs First Quarter 2007
- 3% **growth** in assets under management vs First Quarter 2007
- Operating EPS: Completed **13th consecutive quarter** of double-digit, year-over-year growth
- Common Equity: Completed **80th consecutive quarter** of growth
- Credit quality improved: **nonperforming assets decreased** and **reserve ratios improved** vs First Quarter 2007
- **No** securities or leveraged loan **write-downs**

Differentiated Business Model

Revenue Stream – Dominated by Fee Income

- 74% of Total Revenues derived from Non-Interest Income in 2007.
  - Top 20 Bank average equaled 48%.

Loan Portfolio – High Quality

- Nonperforming assets represented only 0.13% of total outstanding loans as of March 31, 2008.
  - Top 20 Bank average equaled 1.18%.
- Nonperforming assets were covered 4.6x by credit loss reserves as of March 31, 2008.
  - Top 20 Bank average equaled 1.7x.

Securities Portfolio – High Quality and Short Duration

- 92% of Northern Trust's total securities portfolio was composed of triple-A rated securities as of March 31, 2008.
- 80% of Earning Assets reprice or mature within one year as of March 31, 2008.
  - Top 20 Bank average equals 52%.
- 77% of Interest-Bearing Deposit liabilities reprice or mature within one year as of March 31, 2008.
  - Top 20 Bank average equals 47%.

Top 20 Bank Source: FR Y-9C reports and SNL Financial

Showcasing and Strengthening Our Premiere Brand

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Northern Trust


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As Northern Trust Investments National Sales Manager
Ms. Geller provides valuable strategic management
support to all of our firms and advisors.

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Worldwide Crises Funding

Philanthropy

Northern Trust

Service Expertise Integrity

NORTHERN TRUST CORPORATION

Frederick H. Waddell
President &
Chief Executive Officer

June 17, 2008

William Blair & Company
28th Annual Growth Stock Conference

Northern Trust